Exhibit 99.3
Press Conference

"Infosys Limited

Q1 FY26 Media Conference Call"

July 23, 2025

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Associate Vice President and Global Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Haripriya Suresh

Reuters News

Beena Parmar

The Economic Times

Reshab Shaw

Moneycontrol

Jas Bardia

The Mint

Veena Mani

The Times of India

Avik Das

Business Standard

Sanjana B.

The Hindu Businessline

Ayanti Bera

The Financial Express

Rishi Basu
A very good evening, everyone, and thank you for joining Infosys' first quarter financial results. My name is Rishi. And on behalf of Infosys, I would like to welcome you today.

As always, we request one question from each media house so that we can accommodate all of you over the next 45 minutes or so. With that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh
Thanks, Rishi. Good afternoon and thank you all for joining us. We had a strong start to our financial year. Our revenues grew 2.6% sequentially and 3.8% year-on-year in constant currency terms. Growth was broad-based with our large 5 industry groups and our large geographies, growing year-on-year in constant currency.

Our large deals were at $3.8 bn. The main drivers of our growth were, leadership in enterprise AI and continued success in client selecting us for consolidations. We are seeing good demand for AI agents. We have built 300 agents across business operations and IT areas and they are now deployed within our clients. Horizontal and vertical agents are helping our clients drive faster decisions, improve customer experience and improve operational efficiency.

Based on our performance in Q1 and our current outlook, our guidance for growth for financial year 2026 is revised from where it was 0% to 3%, now it will be 1% to 3% in constant currency terms. Our margin guidance remains unchanged at 20% to 22%.

With that, Rishi, let us open it up for questions.

Rishi Basu
Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh
Hi, gentlemen. Thanks very much for the question. We are talking about how the numbers have been very strong. The performance has been good. The first quarter revenue is above what the Street had factored in. Two questions on this; if the numbers are so good, why have you not raised the upper end of your guidance? Why just the marginal revision from 0-3% to 1% to 3%? And how much of this upward revision that we are seeing, and including the kind of constant currency growth, 2.6% in this quarter, has come from your inorganic, from your acquisitions that you have made? That is one part of the question.

Also, how would you guide the Street to look at these numbers? Would you really say, this is a turn around that you are seeing in the current macro-environment that going ahead this kind of performance would be sustained?

And a word, last time, we did not hear much from you on the whole tariff conundrum and how that is impacting discretionary spend, specifically in sectors like Manufacturing, Retail, what is your sense on the clients, and if you could also add a word on your hiring plans for the year? Thanks very much.

Salil Parekh
Thanks. So first, on the guidance, what we have seen this quarter is a strong performance in terms of where we have delivered the 2.6% growth, as you pointed out. With that and with the current outlook where we have seen a lot of the discussions on the economy worldwide having come to more stable situations, but still seeing that it is not fully settled.

Given that, we have increased the lower end of our guidance as we go closer, progress into the year, closer towards the end of the year, we typically narrow our guidance. And that is the first part of what we have done, which is increase the lower end, but we still see things within our guidance where we look at some things which will give us good traction. For example, what we have seen in the consolidations, we have seen very strong work that we have done on AI with agents and we see that and we also see the economy globally, both in Europe, U.S. going through changes. So, keeping that in mind, we have narrowed the guidance and increased the lower end.

On the inorganic part, I will let Jayesh mention how much of it is inorganic.

Jayesh Sanghrajka
Yes. So inorganic in this quarter has been around 40 basis points, within our 2.6% that we reported. And for the full year also, it will be a similar number.

Salil Parekh
And then back on the sort of economy, we talked about it last quarter and also in addressing it today. There are overall changes in the economic environment and we mentioned last quarter, we shared that again. We see some of that impact, for example, in Logistics. We see some in Consumer products and some in Manufacturing.

But equally, we have seen benefits, especially because we have seen good traction with the work we are doing with agents in AI and a benefit from consolidation that we have looked at, that the clients have looked at us and been positive, and that has given us some of the positive growth that we have seen in this quarter.

Ritu Singh
(Editors remark: Question inaudible)

Salil Parekh
So there, on the acquisition, as Jayesh shared, it is a small part of it, even if you keep that aside, we are well over 2%, 2.2% in terms of constant currency growth, in the quarter. The way I would look at it is, it is very differentiated performance because we have what we believe to be one of the best ways that we are deploying AI, enterprise AI into our clients.

So these are active projects where we are using agents, different types of agents that clients are leveraging, whether it is in their supply chains, in their customer experience, where they are getting productivity benefits, where they are getting improved customer service, that is one aspect of it.

And the other aspect is, we are seeing clients are selecting us more and more when they are looking at consolidation because inherently, we see clients see, Infosys' delivery as very strong and stable and also providing new ideas, especially on AI for improvements into their business. So that is the differentiated performance that we are seeing in the way that we see it.

Ritu Singh
Hiring?

Jayesh Sanghrajka
So if you look at our hiring numbers, our overall headcount has remained constant at this point in time. Our utilization is at its peak at 85%. So, we will continue hiring, and we expect to continue hiring in line with what we have announced at the beginning of the year, there is no change there.

Rishi Basu
Thank you, Ritu. The next question is from Haripriya Suresh from Reuters News.

Haripriya Suresh
Good evening, gentlemen. One quick, I wanted to understand, Americas growth has been flattish, but Europe has done really well. Just some color on the specific markets. Is Europe client-specific, what is happening on that end?

And in terms of the employee headcount, like you mentioned, I know it is been flat. I know there is a lot of talk about how Infosys is using AI, do you see -- if utilization at its peak, do you see productivity increasing where you do not need to hire as much going forward? And will this sort of be the level that we will see it at? And I wanted to get some color on what the wage hike scenario will be for this quarter as well? Thank you.

Jayesh Sanghrajka
So, coming to your second question on headcount, as I said earlier, headcount has remained flat. Despite that, we have been able to deliver 2.6% on growth. Large part of that came from the RPP increase or the pricing increase that we got and the seasonality benefit that we got. 40 bps came from the acquisition and the balance came from the volume increases, which we have been able to manage within our current headcount through utilization.

Now that we are at a peak, any further volume increase will need to come from the hiring. So that is where we are.

In terms of U.S. and Europe, I think Europe has been strong footing for us for many quarters in the past, that is on the back of the investment that we made a few years back in Europe. We had identified Europe as a geography to invest into. And all of that, I think, is working well across sectors.

Haripriya Suresh
(Editors remark: Question inaudible)

Jayesh Sanghrajka
Because Europe is growing faster versus America, to that extent, it is changing, but still U.S. remains the largest sector for us, largest geography for us.

We did a wage hike already, first part of that was effective January, the second part already rolled out effective April. First, the impact of that is already baked in, in the margin of this quarter. We had 100 basis points of impact on account of wage hike as well as the higher variable pay that we paid to our employees this quarter, so that is already done. Having done the wage hike very recently, next one, we will have to decide when.

Rishi Basu
Thank you, Haripriya. Next question is from Beena Parmar from The Economic Times.

Beena Parmar
Hi, Salil. You mentioned about the revenue being stronger. Some of your peers have pointed out that there has been some revenue cannibalization that they are seeing, are you also witnessing it? And are you seeing some productivity gains, benefits that you are passing on to your customers? And is that also leading to change in pricing? I think we spoke about it briefly, but has there been any change in the first quarter?

And secondly, is that also impacting your margins? What were the factors that led to the margins, because I think it has declined.

Salil Parekh
Let me start on the revenue one. I think we are seeing, with AI a lot of productivity benefits. We also saw productivity benefits that we were already working on from automation and lean, which were coming through. Typically all productivity benefits, a part of that is shared with clients and a part of that is shared with us. We see, if you look at the overall level, what Jayesh was sharing, we have seen our productivity of our revenue, the way our own pricing is working, at a macro level improving.

And this is more because we are doing work, which is creating more impact in addition to the productivity, which is making some of that benefit being shared with client. So, these are two different factors. But on balance, we see an impact into the quality of the revenue that we are seeing now.

Beena Parmar
So, what kind of productivity gains you have been passing on?

Salil Parekh
So there, we are not discussing the amounts we are passing on. But in terms of what we are seeing as a benefit, we are seeing between 5% and 15% through AI programs where we are working with clients, where typically there are disparate systems. Internally, there are some things we have done, which are slightly higher than that. But those are all internal. Like, if you look at our Finacle product, it is one uniform sort of a code base in which we can get better productivity.

Jayesh Sanghrajka
Yes. And on the margin walk, the 20 basis points of decline, the puts and takes of that, 100 basis points of headwind came from compensation related factors, in hike that we gave in April, as well as the higher variable pay that we pay to our employees or we will pay to our employees for this quarter. 30 basis points was a headwind on account of currency and 20 basis points for other factors.

This was offset by 70 basis points of pricing benefit that we got from both seasonality, as well as the benefit that Salil was talking about from productivity and everything that we have been doing under Project Maximus. 40 basis points came because of the acquisition related impairment that we did in the last quarter, that was a one-off in the last quarter, so that was a benefit this quarter, and 20 basis points because our third-party cost was lower. So just to highlight, our 2.6% of growth was despite the fact that our third-party revenue and costs were lower by 60 basis points.

Beena Parmar
Just one last question. Your conversations with the clients, has it improved in terms of the business demand? And are you seeing that tariff-related uncertainty or the caution is now over?

Salil Parekh
So, on a macro basis, what we see is, all clients are quite focused on enterprise AI, where we can show what is working, where it is working, especially with agents. Then there are industries, specifically Logistics, Consumer product goods, Manufacturing, where we see the impact of the changes in the economic situation.

Where we were at this time last quarter, there has also been several things which have been done, which gives more view and focus into what is going on. And yet, there is still some open items which are going on. So we see, for example, from clients, there is quite a lot of attention on cost and efficiency of their own operations, even if they are not impacted by the changes in the economy.

So that is all going on, including some of the benefits that we are seeing from AI. And then finally, on a macro level, at this quarter, in our large deals, we have seen a lot of deals where we benefited from clients making consolidation decisions.

Rishi Basu
Thanks, Beena. The next question is from Reshab Shaw from Moneycontrol.

Reshab Shaw
Hi, gentlemen. Congratulations on a good set of numbers in a difficult quarter, in a difficult macroeconomic environment. I have a couple of questions. First, on Financial Services, 2 fiscals back, you were close to 28%, now it is down to 27%, so is this a new normal? Is this a change in composition or are you losing market share?

Second, your active number of clients has reduced in the last 2 fiscals. And this comes on the back of revenue growth in this quarter. So, is there a pricing change? What are the benefits? What is driving this? And also, we have seen in the last 2 quarters that you have added in 3-digit numbers. So, is this a beginning of moving from pyramid to IP-led businesses? Thank you.

Salil Parekh
So let me start with some of that, Jayesh will add in. I think Financial Services, we are seeing a very strong traction. So, one of the things we have benefited from in Financial Services is, if you look at, let us say, our large 20 clients, in half of them, we are the AI partner of choice with those clients. In many of those clients, we see benefits from consolidation. In many of those clients, we are in the forefront when there is regulatory change or big transformation, which includes tech and Op. So, one sense is we are well positioned in financial services. We are starting to gain much more traction, and we have a broad set of coverage both in geography and in capabilities within financial services.

Jayesh Sanghrajka
So, on the active clients, you always have a long tail and they come for small projects and some of them eventually become larger projects, some of them eventually fall out and after a few quarters, a few months, they come back in a way. So, I do not think the active client is a big metric. Of course, it is a metric to track, but more important in our mind is, the $100 mn, $50 mn clients, how they grow and how we mine that, once they become a sizable client.

Salil Parekh
On the IP, so there what we are seeing is there is definitely a growth focus in what we are driving. What Jayesh mentioned earlier, we have a clear plan of recruiting people into this year, in this financial year into the company, both from college, both laterally. But we are also seeing some of our programs, for example, what we are doing in our insurance platform, what we are doing in our Financial Services banking platform in Finacle, those are definitely areas where we see more and more IP.

Then we are also seeing places where, for example, in some of our work that we do in BPM, these are not IP but they are more outcome-driven. And so there, there is a difference between what happens in the rest of the company, which is much more headcount than outcome. But we do not see that there is a huge change in that. We still see that we have a plan of recruiting for this year, and we are on track with that.

Rishi Basu
Thank you. The next question is from Jas Bardia from Mint.

Jas Bardia
Good evening. I have a couple of questions. One is, has there been some sort of revenue cannibalization or probably a reshuffling of employees because of AI? Second is more on a macro scale. If you look at 8 years of your tenure and purely on Infosys, Infosys under you has performed better than the peers. And third consecutive year where the industry has started to slow, including Infosys. Now considering there is been a dearth of mega deals for the company, has the company run out of steam? If so, what is it because of? macro uncertainty, client-specific issues or just AI in general?

Salil Parekh
So thank you. That is good to know. The large deals are working very well. So, I think for us, the $3.8 bn is incredible. We have so many deals in there, one mega deal. We have deals which are focused on AI, deals which are focused on transformation, deals which are focused on consolidation. So, my sense is that whole approach is in good shape. We remain, I would say, at the forefront with clients on that.

A part of where we see some of the changes is the overall economic environment. And my sense is that when that is in a place where we see more and more of the AI movement, which is happening well and more of other work, which is digital transformation, cloud, we are seeing, for example, tremendous traction on enterprise applications and how they are being driven in new changes. Those are the ones that will support the future, the next stages.

AI itself, there is a whole piece which is around enterprise AI and productivity. But we are also seeing there are new things that we can do with enterprise AI with clients. For example, much deeper level of analytics, much deeper level of assessments, much deeper work on how they can optimize the business, not just for productivity, but for growth. And those will give us new revenue streams.

So, there is a view that we have seen from the analysis internally, where some of the addressable market in those areas is growing and quite good. So we feel quite positive that over this approach that has worked, as you described for the last several years for Infosys, will continue to work for the next several years.

Rishi Basu
Thank you. The next question is from Veena Mani from The Times of India.

Veena Mani
Good evening, gentlemen. A couple of questions here. We have heard reports at the end of April and through May that there were more freshers fired from the Mysore campus. Were these from the 2022 batch, if there is any merit to that? And also, does it say anything about the quality of freshers coming out of colleges in the last couple of years?

Also, the second question is, Infosys moved to a hybrid form of interview process. Is that also related to how talent is being fleshed out from the market, lateral and freshers? Does it also have to do with the fact that because of virtual interviews, there have been people who misused that format?

Now TCS has made its bench policy a lot more stringent by saying that people can be on the bench only up to 35 days. Is Infosys heading there given that the market is not all that great?

Also, your ESG report had mentioned capability quotient, that Infosys is moving from a digital quotient to capability quotient to mark the progress of its employees. How will that have an impact on the appraisal, on the hikes and also the movement, through maybe IJPs, also taking up projects on Accelerate and other things, if you could help me with some of these?

And again, TCS, we have reported recently that there have been onboarding delays for laterals. Is that something that we see even at Infosys given that the market is not all that great?

Salil Parekh
Thanks. So, there are several, I would like to get through them. The first one was on the Mysore. I think there, we have a rigorous process for hiring college graduates. They then go through a very focused foundational training at the campus. And then we expect that they meet the internal assessment standards. So, all of the people who join us, they get three attempts to meet those standards. After the third attempt, if they do not meet, they do not continue with the company.

This is a process that has been in use for the last 20 years, and it is something that is important because we want to make sure that the quality that we are providing to our clients is based on these internal assessment standards that we have set. And that is the approach that we have followed there.

On the bench point, I think, was one of your other ones, we have no comment on the other company bench. At Infosys, the way we have looked at this is, employees are provided opportunities for training and learning projects and then they are deployed on to client projects when they are ready, and that is the process we follow all through, and we have been following for a long time now.

Rishi Basu
Hybrid interview

Salil Parekh
There, I think we want to make sure that we put in place an approach that works well for the prospective employee and for the company. And that is in part why we made some of the changes keeping in mind. Even on our employee side, we have a very flexible approach with respect to where employees are coming in.

Every quarter, for the last many quarters, we have seen an increase in the number of employees on campus. But overall, at a company level, we have a flexible approach and that is one of the elements of that.

Jayesh Sanghrajka
So on the ESG report, the digital versus the capabilities metrics that we have been using, I do not think that is something that we use for the IJPs, etc. That is a metric that is important from the ESG perspective, that is why we have started publishing that, but that is not necessarily imposing on the IJPs, etc., internally. The last question that you had was on the lateral hires. We have not stopped any of the laterals hires or deferred any of the lateral hires.

Rishi Basu
Thank you, Veena. The next question is from Avik Das from The Business Standard.

Avik Das
Hi, Salil, two questions and one for Jayesh. So Manufacturing seems to have really stood out in terms of the growth and you did point out that Manufacturing, Logistics as well as Consumer packaged goods seem to be under stress for all the obvious reasons. Now I just wanted to understand what really worked in your favor? Was it client specific? and what really went your way?

And if you can also provide some outlook on North America. Well, the growth has been nothing compared to Europe, but just wanted to get your feedback on the biggest market, how is it performing, especially from the BFSI side? And on the margins front, while the guidance has been narrowed, the margins still remain the same. So are you anticipating any margin constraint or pressure going ahead? Thank you.

Salil Parekh
So let me take the first question and Jayesh will also comment a little bit more on the industry, let me start with the industry and North America. So Financial Services and North America, we see very good traction across all businesses in Financial Services in all geographies.

And then just in North America, if you look across all industries, while we have shown the growth where it is, we see that market, which is the largest for Infosys in a very strong position. So yes, there are changes in the economic situation. But equally, there is good traction that we have.

We have several other industries outside of Logistics, outside of Consumer product, where we see good activity. For example, in Energy, Utilities, for example, some of the work we are seeing in telco and so on. So, the market is quite strong. We see good traction with enterprise AI there as well and good traction in some of the consolidation wins that we have seen on the large deals which have come from that market.

Maybe on Manufacturing and margin

Jayesh Sanghrajka
Yes. So, on Manufacturing, while we have called out softness in some parts of the Manufacturing, especially the auto, industrial and Europe, I think we have benefited from the consolidation, and we have benefited from the large deals that we have won in the past. But we continue seeing softness or the concerns in terms of client spending in the areas that we have identified within Manufacturing.

On the margins, I did give a walk earlier in terms of the puts and takes of 20 basis point decline this quarter, 100 basis points was on account of comp and variable pay, 30 basis points was currency, 20 basis points was on account of investment that we made in sales, that was offset by the benefits that we got from Maximus, 70 basis points because of the pricing increase and the seasonality benefit, 40 basis points was one-off in the Q4 last quarter and 20 basis points was lower third party.

As we go forward, the Project Maximus is still running. The proof of that was you saw last year, we delivered 50 basis point expansion despite multiple headwinds. We still see the Project Maximus delivering on multiple counts. That will be offset by the headwinds like lower growth. We are now talking about 1% to 3% growth, so the fixed cost will play out, the fixed cost of the growth areas will play out.

The compensation-related things will play out because now we will have a full year impact of the compensation, etc. Some of the large deals will start ramping up, and there will be transition effort, etc., where we incur costs, but we do not get revenue in the first few months or weeks when the transition happens. So, all of that will be the puts and takes, we still aspire to increase margins from where we are.

Rishi Basu
Thanks Avik. The next question is from Sanjana from the Hindu Businessline.

Sanjana B.
Good evening gentlemen. Do you see any change in projects either ramping up or ramping down due to the geopolitical uncertainties or any reassessment on the clients’ end? And also, do you think that in FY26 third-party costs and revenues will be lower than in FY25 because I think it contributed to a significant decline, at least in the last fiscal or last quarter? And coming to hiring, I can see that the headcount has increased marginally between Q4 and Q1 this year. So, do you at all see any impact of AI and automation on hiring? Yeah, just these, thank you.

Salil Parekh
So, on the first one, I think we see the changes in the economic outlook, with all of the changes going on in U.S. and Europe, we have not seen any change in a specific client or a specific project situation. It is more overall what we were sharing earlier. First, there is more emphasis on cost and efficiency across, there is some impact at an industry level, if you look at Logistics or Consumer products or some parts of Manufacturing like auto. And then we see a lot of benefits in this like a cost or consolidation discussion quite a bit when clients have made some of those decisions. So there, we are okay from the overall perspective, which has partially helped us with the growth.

I think on the hiring, recruiting and people, so we first have a plan for recruitment for this year for college and lateral avenue. With AI there has been benefits that we see in terms of productivity. We see with AI, especially enterprise AI, that there is more things that we are doing with clients, even things like the cloud transitions get accelerated or data and analytics foundations get accelerated. And those programs are fundamental to making enterprise AI successful with clients.

So those things give us more newer work and on balance, we see that overall continues to be supporting our growth activity now, plus the consolidation side, the cost efficiency side. So we will continue with our hiring plan for this year.

Rishi Basu
Thank you. The next question is from Ayanti Bera from the Financial Express.

Ayanti Bera
Hello hi, I don’t know if this has been talked about already. Just give us the underlying reasons that encouraged you to increase the lower end of your revenue growth guidance?

Jayesh Sanghrajka
Yes. So if you look at last guidance, we had clearly called out that at the lower end of our guidance, we are expecting heightened uncertainty, in the environment. And at the upper end of the guidance, we are expecting steady to marginally improving environment.

One quarter gone by, we have strong quarter, we have strong deal wins, that is the reason why we have increased our lower end from 0% to 1%. At the same time, on the upper end, we still see possible uncertainty on the back of tariff and on the whole of macro environment. But at the lower end, the quarter performance and the deals that we have won gives us better confidence at this point in time.

Rishi Basu
Thank you. With that, we come to the end of this press conference. We thank our friends from media for being here today. Thank you, Salil, and thank you, Jayesh. Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you, and please join us for some high tea outside.